Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Judicial Decision

Suspension of the September 8, 2016 Extraordinary General Shareholders’ Meetings Upheld

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to Article 157, paragraph 4 of Law No. 6,404/76 (“LSA”) and in continuity with the information disclosed by the Company this morning in a Material Fact, communicates to its shareholders and the market in general that, on this date, it was informed that the Second Section of the Superior Court of Justice denied the preliminary injunction with respect to conflict of jurisdiction requested by shareholder Société Mondiale Fundo de Investimento em Ações, calling for an urgent decision by the lower court demanding the disclosure of information about the underlying proceedings and requesting that the Federal Prosecutor issue an opinion regarding conflict.

As a result of this decision, the Company informs its shareholders that the Meetings called for September 8, 2016 remain suspended and will only take place pending further instruction from the judiciary.

The Company will keep its shareholders and the market informed of any development in the subject matters of this Material Fact.

Rio de Janeiro, September 6, 2016.

Oi S.A. – In Judicial Reorganization
Flavio Nicolay Guimarães
Chief Financial Officer and Investor Relations Officer